Issuer Free Writing Prospectus

Dated September 21, 2020

Filed Pursuant to Rule 433

Registration Statement No. 333-239961

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (877) 381-2099.

NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joseph Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

ASHFORD TRUST SENDS LETTER TO COMMON SHAREHOLDERS

EXPLAINING WHY IT RECOMMENDS VOTING IN FAVOR OF THE TWO

PROPOSALS AT THE OCTOBER 6th SPECIAL MEETING

The Company also responds to Cygnus Capital’s misleading press release in order to set the record straight concerning the risks facing the Company and the potentially severe consequences if the common shareholders reject the two proposals

DALLAS, September 21, 2020 -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust” or the “Company”) today sent a letter to its common shareholders explaining why voting in favor of the two proposals at the Company’s upcoming Special Meeting is in the best interest of Ashford Trust and its common shareholders. The Company also responded to the uninformed and misleading press release issued by Cygnus Capital.

The text of the letter follows:

Dear Fellow Shareholders:

We are asking for your important vote in support of the two proposals at our upcoming Special Meeting scheduled for October 6, 2020. The approval of those proposals is necessary to complete the Company’s proposed preferred stock exchange offers. These strategic steps are crucial to the long-term viability of our business due to the severe impact of COVID-19 on the entire travel industry. Without your support, there is substantial doubt as to the Company’s ability to continue as a going concern and the value of your shares will be imperiled. WE URGE YOU TO VOTE “FOR” THE PROPOSALS TO ENABLE THE EXCHANGE OFFERS.

We also want to set the record straight on the statements made in the release issued by Cygnus Capital on September 17, 2020 regarding the commencement of the Exchange Offers and the Consent Solicitation for any and all outstanding shares of the Company’s preferred stock. The Company and its advisors have reviewed Cygnus Capital’s statements and believe they are misguided and misleading. For the sake of all the various stakeholders in the Company, we believe it is important to clarify Cygnus Capital’s statements.

Impact of Covid-19 on the Company’s Hotels

Both the hotel industry and the Company have been experiencing historically negative hotel performance since March 2020. In the second quarter, the Company reported comparable total hotel revenue decreased 89.4% versus the second quarter 2019. The Company also reported comparable hotel EBITDA in the second quarter was negative $43.5 million vs. positive $143.0 million in the second quarter of 2019, a decline of 130%. Lodging research firms, such as Smith Travel Research and HVS, believe that U.S. hotel industry RevPAR will be down over 50% in 2020 vs. full year 2019. This is many times worse than the difficulties hotels experienced in the last two industry downturns: after the tragedy of 9/11 and during the Great Recession.

Visibility of demand in our industry is at all-time lows as booking windows have compressed dramatically, group and corporate customers are staying at home, and the pace of the recovery is unpredictable. The Company has taken proactive actions resulting in an approximate 25% reduction in corporate G&A and reimbursable expenses. We have aggressively cut costs at our properties, including layoffs and furloughs of thousands of associates, who make up the backbone of our hotels. We are operating our hotels at cost structures thought impossible only months ago as we have aggressively pushed to save every dollar possible.

While we can control many of our costs, we cannot induce demand. We cannot force the economy to reopen and customers to come back to our hotels. Many of our hotels are still operating at losses and it will likely be many months before we can cover all of our various liabilities with existing cash flow.

Balance Sheet Impact & Timing

Nearly all of our approximately $3.8 billion of property level debt has been in default at some point in the past six months as the properties have not been generating enough cash flow to pay the interest expense on our property level loans. In addition, the Company suspended its common stock dividend conserving approximately $7 million per quarter and suspended its preferred stock dividends conserving approximately $10.6 million per quarter.

While we are hopeful that the economy will recover quickly, industry data is showing otherwise. Given the cash needs of the Company and our finite available liquidity, waiting until there is certain knowledge of the recovery could spell disaster for the Company. We will pursue strategies that we believe will protect long-term value for the common shareholders, as difficult as those decisions can be in the short term. We believe we must act now to strengthen our capital structure, reduce future cash needs, particularly from accruing preferred dividends, and grow the equity base of the Company. Just one year of preferred dividends is more than our current equity market capitalization. If the Company is successful in exchanging all of its preferred stock into common stock, it will have the ability to provide an additional $565 million of potential value to future common equity holders that is not available today. Without these steps, the future survival of the Company is much more uncertain.

Addressing the False Claims by Cygnus Capital

1.	Misstatements that the Hotel Recovery is Accelerating: While operations have improved somewhat since April this year, our hotels are not ramping up nearly as quickly as Cygnus Capital suggests. The Smith Travel Research data they cherry picked from the week of September 5th to demonstrate an industry recovery is inflated due to the Labor Day weekend and incremental demand from displaced families caused by Hurricane Laura. Cygnus Capital also paints an unjustified rosy picture when stating that the hotel industry has been rapidly recovering. To the contrary, while hotel owners did see an initial ramp up in leisure demand over the summer, that recovery has stalled going into the fall as corporate hotel demand has failed to materialize. Additionally, even after the “rapid recovery” this summer, the U.S. hospitality industry is still at levels well below the most difficult moments of the Financial Crisis. Many business travel oriented hotels across the United States are still closed, and many of those that are open continue to run operating shortfalls.

2.	Incorrect Statements that the Hotel Industry Will Recover in One Year: Cygnus Capital inaccurately claims that the hotel industry should see a near full recovery within a year. Most industry experts, such as Smith Travel Research and HVS, believe that hotel fundamentals will not return to 2019 levels until at least 2024, not 2021. For some historical context, it took four years for U.S. hotel RevPAR to recover from the Financial Crisis over a decade ago and three years to recover following the tragedy of 9/11. Today’s situation is far worse than those two events.

3.	Lack of understanding about our portfolio: Multiple aspects of their letter show a lack of understanding of the Company. For example, Cygnus’ letter inaccurately claims that luxury is a meaningful portion of Ashford Trust’s asset base, which it is not. We would like to remind investors that less than two percent of the Company’s assets are luxury hotels. The letter also attempts to correlate certain industry peers’ ability to cover debt service to Ashford Trust’s ability to cover debt service. This is obviously not an applicable data point as the leverage profile of Ashford Trust is materially different from that of those named industry peers. Cygnus Capital is either ignorant of our capital structure or they are being disingenuous in their commentary.

4.	Lack of understanding of the hotel transactions and our capital structure: Cygnus Capital claims that asset sales would be a good strategy for the Company to pursue. Unfortunately, the relatively few hotel assets trading in the market are at levels down between 25% and 40% from pre-COVID values, which if applied to our hotels means that a significant number of our hotels and loan pools do not have positive equity value. In addition, most of our assets are in cross-collateralized debt pools that make it extremely difficult to sell individual assets that might have equity value today.

5.	Lack of understanding of our financials: Cygnus Capital’s statements regarding our liquidity position and Q2 cash utilization are also incorrect as they stated in their letter that the Company utilized $77 million of cash in the second quarter. As of June 30, 2020, the Company held cash and cash equivalents of $165.5 million and restricted cash of $95.3 million. During the three months ended June 30, 2020, we utilized cash, cash equivalents and restricted cash of $106.2 million. Additionally, since the Company is still negotiating additional forbearance agreements with lenders, it does not have full access to the restricted cash on the Company’s balance sheet.

6.	Lack of understanding of our corporate structure and advisory agreement: Cygnus Capital’s suggestion of a liquidation strategy is equally flawed as it is not a viable strategy for either the common or preferred stakeholders of the Company. An orderly liquidation of the Company would likely trigger a termination fee under our advisory agreement with Ashford Inc. (NYSE American: AINC). This termination fee could be significantly higher than the existing liquidity of the Company and we believe this fee would be senior to both preferred and common shareholder claims, potentially wiping out both shareholder classes.

As is always the case, the Ashford Trust Board of Directors and management team are open to all ideas to enhance long-term shareholder value. Cygnus Capital failed to take advantage of this fact as they launched their hostile campaign without ever reaching out to the Company to get better informed. A simple discussion with the Company’s management team prior to launching their campaign could have helped them understand the situation more fully and significantly improved their diligence. It also could have helped the Company’s management team understand their concerns in a less hostile situation, as well as avoiding wasting Company time and resources on a costly activist campaign.

Cygnus Capital has also disclosed similar ownership amounts of the Company’s preferred stock, making it likely that they have initiated some sort of event-driven, short-term arbitrage. Given the timing and the sizing of their recent common and preferred stock purchases and their lack of interest in engaging in dialogue with Company, it appears their interests may be focused on the short-term performance of the stock and not on the long-term health and viability of the Company. We are not convinced they have the long-term interests of shareholders in mind.

YOUR BOARD OF DIRECTORS URGES YOU TO VOTE “FOR” THE TWO PROPOSALS AT THE OCTOBER 6th SPECIAL MEETING TO PROTECT YOUR INVESTMENT.

YOUR VOTE IS CRITICAL NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. If you do not vote, it will have the same effect as rejecting the proposed amendment to our corporate charter, which is necessary in order to complete the Exchange Offers and Consent Solicitation. We urge you to vote “FOR” the two proposals on the proxy card. If you have questions or need assistance in voting your shares, please contact our proxy solicitation firm, at 1-877-787-9239 or by email at Ashord@investor.morrowsodali.com.

Thank you for your continued support during these challenging times.

Where You Can Find Additional Information

Completion of the Exchange Offers and the Consent Solicitation are subject to certain conditions, which are set forth in more detail in the Company’s registration statement on Form S-4 (as amended, the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) for the purpose of registering the Common Stock issued pursuant to the Exchange Offers under the Securities Act of 1933, as amended. The Registration Statement was declared effective on September 9, 2020 at 4:00 p.m. ET. The Company has also filed with the SEC a Schedule TO for the Exchange Offers and a definitive proxy statement on Schedule 14A to solicit proxies from the holders of its Common Stock to approve the relevant items upon which the holders of the Common Stock will be entitled to vote (the “Proxy Statement”). The Proxy Statement was first mailed to stockholders on or about September 10, 2020. The Company may extend or terminate the Exchange Offers under certain circumstances as described in the Registration Statement. Additional information regarding these transactions can be found in the Company’s investor presentation available at https://dealroadshow.finsight.com/retail-roadshows.

Preferred stockholders who have questions about the Exchange Offers should contact:

D.F. King & Co., Inc., as Information Agent and Exchange Agent

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 967-4607

Email: aht@dfking.com

RBC Capital Markets, LLC, as Dealer Manager

Tel: (212) 618-7843

Toll-free: (877) 381-2099

Email: liability.management@rbccm.com

Certain Information Regarding Participants

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s shareholders in connection with the Exchange Offer and Consent Solicitation. Information about the Company’s executive officers and directors and their ownership of the Company’s stock is set forth in the definitive proxy statement that was filed with the SEC on September 10, 2020.

This does not constitute an offer of any securities for sale. Further, this communication is not a solicitation of a proxy from any security holder of the Company and shall not constitute the solicitation of an offer to buy securities.

Preferred Holders should read the Registration Statement and the Schedule TO for the Exchange Offers as they contain important information about the Exchange Offers, the Company and the other proposed transactions. Holders of Common Stock should read the Proxy Statement and any other relevant documents because they contain important information about the Company and the proposed transactions. The Registration Statement, Schedule TO and Proxy Statement are available for free on the SEC’s website, www.sec.gov. The prospectus included in the Registration Statement and additional copies of the Proxy Statement will be available for free from the Company for the applicable shareholders of the Company.

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Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing predominantly in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community. The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, among others, statements about the Company’s strategy and future plans. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of the novel strain of coronavirus (COVID-19) on our business; our ability to meet the NYSE continued listing standards; our ability to repay, refinance or restructure our debt and the debt of certain of our subsidiaries; general volatility of the capital markets and the market price of our common stock and preferred stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; and the degree and nature of our competition. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We will not publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise except to the extent required by law.